

May 13, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Series Solutions
        Issuer CIK: 0001540305
        Issuer File Number: 333-179562 / 811-226688
        Form Type: 8-A12B
        Filing Date: May 13, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Aptus Deferred Income ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications